Exhibit 99.2
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
PARTNERSHIP IN PROGRESS KEEPS KIBALI ON FAST TRACK
Kinshasa, Democratic Republic of Congo, 24 January 2011 - All key pre-production targets set for 2010 have been met by the Kibali development team and the giant gold project is on track for the start-up of construction by the middle of the year, six months earlier than originally scheduled.
Mark Bristow, chief executive of project manager and joint owner Randgold Resources, said here today that the active participation and support of a wide range of interest groups, including the local community, the regional and national governments and the Catholic Church, were a key factor in the continuing steady progress of the project.
This cooperation has among other things been instrumental in the successful finalisation of the public participation process regarding the Relocation Action Programme (RAP), a sensitive and complex exercise that involves the relocation of some 3 800 families. The implementation of the RAP is already under way, with the acquisition from the State of the site for a new town, to be known as Kokiza, as well as farmland. Model homes have been built and the process of house selection by each of the families involved has started. Kibali and the Catholic Church have signed a protocol in terms of which the local church will be moved from the mine site to the new town so that it may remain at the heart of the resettled community.
Cooperation from the local community and the authorities has also enabled Kibali to end all illegal and informal mining on the project site, helping to clear it fully for the construction phase. The construction camp’s design has consequently been completed and its components have been ordered. The project’s government partner, OKIMO, has ceased its own operations within the site area and its assets there have been acquired by Kibali.
The company and its partners continue to work with the local community to alleviate the loss of income derived from informal mining. Alternative work programmes have already been created and these include the production of basic building materials to be used for the construction of the RAP houses as well as the mine.
Progress on other fronts includes the substantial upgrading of the regional infrastructure through the completion ahead of schedule of the roads between Aru/Doko, Nzoro and Aru/Arriwara — the latter being a contribution towards the president’s priority fund aimed at improving infrastructure. The completion of these roads has already directly benefited the local communities by improving the availability of basic goods and therefore significantly cutting their cost of living. The Aru/Doko road is particularly significant as it links Kibali with international ports.
In the meantime, the feasibility study on Kibali has been updated and rescoped. The results of this exercise will be reported with the Randgold Resources 2010 year end results to be released on 7 February 2011.
ENQUIRIES:

Mark Bristow	Willem Jacobs
Kibali chairman & Randgold Resources CEO	Randgold Resources GM operations Central & E Africa
+223 6675 0122 / +44 788 071 1386	+27 72 614 4053 / +27 82 905 6797

Louis Watum	Kathy du Plessis
GM Kibali Goldmines	Randgold investor & media relations
+243 994 035 464 / +256 782 239 767	+44 20 7557 7738 randgoldresources@dpapr.com
Website: www.randgoldresources.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “will”, “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of Randgold and Moto, risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled “Risk Factors” in Randgold’s annual report on Form 20-F for the year ended 31 December 2009 which was filed with the US Securities and Exchange Commission (the “SEC”) on 31 March 2010. Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws.
CAUTIONARY NOTE TO US INVESTORS: the SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as “resources”, that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.